Micromem Technologies Inc.	Telephone: 416-364-6513
777 Bay Street, Suite 1910	Facsimile: 416-360-4034
Toronto, Ontario	www.micromeminc.com
Canada M5G 2E4

December 17, 2010

Ms. Jaime John
Staff Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Micromem Technologies Inc.
Form 20-F for the Fiscal Year Ended October 31, 2009
Filed March 1, 2010
File No. 000-26005

Dear Jamie:

As agreed, I am providing an update with respect to the status of our 20-F filing for the fiscal year ended October 31, 2009.

We have reviewed the current status of the file and the review conducted by the SEC, our responses and your most recent letter. This review was completed by the Audit Committee when we met on December 15th.

The Audit Committee has authorized that we make the appropriate changes to the 20-F document as you have suggested in your most recent letter. This recommendation will be made to the Board of Directors when it next meets on January 15, 2011.

As you are aware, our fiscal year is October 31st. We are now in the process of preparing for the financial and SOX audits of the Company for the fiscal year ended October 31, 2010. As part of that process, we will be completing the current year 20-F form for filing by mid-February 2011.

It is our intention to file the revised 20-F document for the fiscal year ended October 31, 2009 along with the current year version of the 20-F document for the fiscal year ended October 31, 2010, at the same time in mid-February once the Audit Committee has reviewed all documentation and once the Board of Directors has given final approval for filing.

We trust that this will provide a timely and satisfactory resolution to the review which the SEC has conducted. Do not hesitate to contact me if you have any comments or questions.

I would like to extend my thanks to you and your colleagues for the assistance and the support that you have provided to us throughout this process over the past several months. I extend my best wishes.

Respectfully submitted,

Dan Amadori
Chief Financial Officer
Micromem Technologies Inc.

Phone:	416.644.4361
Fax:	416.391.3633
Cell:	416.456.6110
Email:	dan.amadori@lamerac.com

C.C.	Patrick Gilmore, Accounting Branch Chief, SEC
Joseph Fuda, President & CEO
David Sharpless, Chair Audit Committee
Michael Allen, Collins Barrow LLP
Arnold Zipper, Fowler White LLP